Exhibit 12.1

THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Six Months Ended
	July 2, 2017	July 3, 2016
Earnings:

Income before income taxes	$449,478	$573,025

Add (deduct):

Fixed charges	56,475	52,094
Amortization of capitalized interest	473	1,343
Capitalized interest	(1,859)	(3,561)
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	—	(1,464)

Earnings as adjusted	$504,567	$621,437

Fixed Charges:

Interest expensed and capitalized	$50,253	$46,522
Amortization of deferred debt issuance costs	792	801
Portion of rents representative of the interest factor (a)	5,430	4,771

Total fixed charges	$56,475	$52,094

Ratio of earnings to fixed charges	8.93	11.93

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.